# XMS CAPITAL PARTNERS, LLC
# AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
PURSUANT TO RULE 17a-5
DECEMBER 31, 2019

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

## OMB APPROVAL

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC File Number
8-67502

## FACING PAGE

### Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning 01/01/19 and ending 12/31/19

---

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
XMS Capital Partners, LLC

Official Use Only
_____
Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
321 N. Clark Street, Suite 2440
(No. and Street)

Chicago                     Illinois          60654
(City)                      (State)           (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS
REPORT:  Theodore Brombach                  (312) 262-5642
(Area Code – Telephone No.)

---

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – if individual, state last, first, middle name)

9645 Lincolnway Lane, Suite 214A
(No. and Street)

Frankfort                   Illinois          60423
(City)                      (State)           (Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant, not resident in United States or any of its possessions

---

## FOR OFFICAL USE ONLY

---

*Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption.  See section 240.17a-5(e)(2)

## OATH OR AFFIRMATION

I, **Theodore Brombach,** swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of XMS Capital Partners, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.



Signature

<u>Managing Partner</u>
Title



Notary Public



SAMANTHA BAILEY
Official Seal
Notary Public – State of Illinois
My Commission Expires May 16, 2021

This report** contains (check all applicable boxes):

|X| (a) Facing Page.
|X| (b) Statement of Financial Condition.
|X| (c) Statement of Income (Loss).
|X| (d) Statement of Cash Flows.
|X| (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
| | (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
|X| (g) Computation of Net Capital.
| | (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
| | (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3.
| | (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
| | (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
|X| (l) An Oath or Affirmation.
|X| (m) A copy of the SIPC Supplemental Report.
|X| (n) Exemption report

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# XMS CAPITAL PARTNERS, LLC
# AND SUBSIDIARIES

## TABLE OF CONTENTS



DeMarco Sciaccotta Wilkens & Dunleavy
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
XMS Capital Partners, LLC and Subsidiaries

**Opinion on the Financial Statements**

We have audited the accompanying consolidated statement of financial condition of XMS Capital Partners, LLC and Subsidiaries (the "Company") as of December 31, 2019, and the related consolidated statements of income and comprehensive income, changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of XMS Capital Partners, LLC and Subsidiaries as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Auditor's Report on Supplemental Information**

The information in Schedules I and II (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as XMS Capital Partners, LLC and Subsidiaries auditor since 2013.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
February 26, 2020

Phone 708.489.1680 Fax 847.750.0490 | dscpagroup.com
9645 W. Lincolnway Lane, Suite 214A | Frankfort, IL 60423
2639 Fruitville Road, Suite 303 | Sarasota, FL 34237

# XMS CAPITAL PARTNERS, LLC
# AND SUBSIDIARIES

## CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2019

### ASSETS

**Current Assets**

| | |
|---|---:|
| Cash and cash equivalents | $ 4,708,969 |
| Receivables: | |
| Accounts receivable | 651,051 |
| Due from related parties | 8,991,853 |
| Investments in common stock, at fair value | 22,536 |
| Investment in limited liability companies, at cost | 50,000 |
| Warrants | 27,004 |
| Right of Use Assets | 447,453 |
| Prepaid expenses and deposits | 18,266 |
| Total Current Assets | 14,917,132 |

**Property and Equipment**

| | |
|---|---:|
| Vehicles | 127,438 |
| Leasehold Improvements | 31,917 |
| Office equipment | 39,579 |
| Computer equipment and software | 11,375 |
| Furniture and fixtures | 96,721 |
| | 307,030 |
| Less: accumulated depreciation and amortization | 259,053 |
| Net Property and Equipment | 47,977 |
| **TOTAL ASSETS** | **$ 14,965,109** |

### LIABILITIES AND MEMBER'S EQUITY

**Current Liabilities**

| | |
|---|---:|
| Accounts payable | $ 161,916 |
| Deferred Revenue | 68,750 |
| Accrued Replacement tax | 83,000 |
| Current portion of Operating Lease Liability | 124,003 |
| Accrued Expenses | 4,084 |
| Total Current Liabilities | 441,753 |

**Long-Term Liabilities**

| | |
|---|---:|
| Lease Liabilities | 329,443 |
| Total Long-term Liabilities | 329,443 |
| **Member's Equity** | **14,193,913** |
| **TOTAL LIABILITIES AND MEMBER'S EQUITY** | **$ 14,965,109** |

The accompanying notes are an integral part of these consolidated financial statements.

## XMS CAPITAL PARTNERS, LLC
## AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME AND COMPREHENSIVE INCOME
FOR THE YEAR ENDED DECEMBER 31, 2019

| | |
|---|---:|
| **Revenue** | |
| Success Fee | 13,743,600 |
| Retainer Fee | 3,023,161 |
| Consulting Fee | 750,000 |
| Interest Income | 34,272 |
| **Total Revenue** | 17,551,033 |
| | |
| **Operating Expenses** | |
| Compensation | 9,069,469 |
| Communications | 239,705 |
| Occupancy | 262,284 |
| Other | 2,629,780 |
| **Total Operating Expense** | 12,201,238 |
| | |
| Operating Income | 5,349,795 |
| | |
| **Other Income(Expense)** | |
| Unrealized gain on investments | 5,236 |
| Realized gain on investments | 42,160 |
| Other expense | (37,644) |
| **Total Other Income** | 9,752 |
| | |
| Income Before Provision For Replacement Taxes | 5,359,547 |
| | |
| **Provision For Replacement Taxes** | 83,000 |
| | |
| Net Income | 5,276,547 |
| | |
| **Currency translation adjustments** | 54,616 |
| | |
| Comprehensive Income | $   5,331,163 |

The accompanying notes are an integral part of these consolidated financial statements.

# XMS CAPITAL PARTNERS, LLC
# AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2019

| | Member's Equity | Accumulated Other Comprehensive Income | Total Member's Equity |
|---|---|---|---|
| Balance – December 31, 2019 | $ 14,181,410 | $ 351,345 | $ 14,532,755 |
| Currency translation adjustments | | 54,616 | 54,616 |
| Distributions | (5,670,005) | - | (5,670,005) |
| Net Income | 5,276,547 | - | 5,276,547 |
| Balance – December 31, 2019 | $ 13,787,952 | $ 405,961 | $ 14,193,913 |

The accompanying notes are an integral part of these consolidated financial statements.

# XMS CAPITAL PARTNERS, LLC
## AND SUBSIDIARIES

### CONSOLIDATED STATEMENT OF CASH FLOWS
### FOR THE YEAR ENDED DECEMBER 31, 2019

| | |
|---|---:|
| **Cash Flows From Operating Activities:** | |
| Net Income | $ 5,276,547 |
| | |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Depreciation and amortization | 22,166 |
| Unrealized Gain on investment of common stock and limited liability company | (5,236) |
| | |
| Changes in foreign currency translation | 54,616 |
| Changes in operating assets and liabilities: | |
| (Increase) decrease in: | |
| Accounts receivable | (102,906) |
| Right of Use Asset | 124,096 |
| Prepaid expenses and deposits | (12,604) |
| Increase (decrease) in: | |
| Accounts payable | (49,116) |
| Deferred Rent | (35,947) |
| Deferred Revenue | 68,750 |
| Deferred Taxes | 83,000 |
| Right of Use Lease Liability | (118,103) |
| | |
| Net Cash Provided By Operating Activities | 5,305,263 |
| | |
| **Cash Flows From Investing Activities** | |
| Advances to affiliate – XA Investments | (2,049,174) |
| X3 Mining | 10,149 |
| XMS Holdings | (2,916) |
| Investment in Private companies | (27,004) |
| Purchase of stock | 42,556 |
| Office equipment purchase | (2,160) |
| | |
| Net Cash Used By Investing Activities | (2,028,549) |
| | |
| **Cash Flows From Financing Activities** | |
| Payments on obligations under capital leases | (7,296) |
| Member's distributions | (5,670,005) |
| | |
| Net Cash Used By Financing Activities | (5,677,301) |
| | |
| Net Decrease In Cash and Cash Equivalents | (2,400,587) |
| Cash and Cash Equivalents – Beginning of Year | 7,109,556 |
| | |
| Cash and Cash Equivalents – End of Year | $ 4,708,969 |

# XMS CAPITAL PARTNERS, LLC
# AND SUBSIDIARIES

## NOTES TO CONSOLDIATED FINANCIAL STATEMENTS
## FOR THE YEAR ENDED DECEMBER 31, 2019

### 1 - Nature Of Business

XMS Capital Partners, LLC ("XMS") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). XMS serves clients in the United States and abroad.

XMS was organized September 22, 2006, pursuant to the Delaware Limited Liability Company Act. Under the Delaware Limited Liability Company Act, neither a member nor a manager of an LLC is personally liable for a debt, obligation, or liability of the LLC arising in a contract, tort, or otherwise.

XMS claims exemption to SEC Rule 15c3-3 under subparagraph (k)(2)(i), due to its limited business as stated in its FINRA membership agreement.

In 2012, XMS created a wholly-owned subsidiary, XMS Capital Partners Ireland Limited (Ireland Subsidiary), located in Dublin, Ireland.  XMS Ireland serves clients abroad and is capitalized with 100 shares authorized at 1 Euro par value.

In 2013, XMS created a wholly-owned subsidiary, XMS Capital Partners UK Limited (UK Subsidiary), located in London, England. XMS UK is capitalized with 65,000 shares at 1 Sterling a share.

XMS Holdings, LLC was created on April 20, 2016 and is owned by the two members who owned XMS Capital Partners, LLC. XMS Holdings, LLC owns XMS Capital Partners, LLC and its subsidiaries and it owns XMS Asset Management, LLC which owns XA Investments, LLC.

### 2 - Summary Of Significant Accounting Policies

The consolidated financial statements have been prepared in accordance with accounting standards generally accepted in the United States of America ("GAAP").

These consolidated financial statements include the accounts of the XMS Capital Partners, LLC and its wholly-owned subsidiaries, XMS Capital Partners Ireland Limited and XMS Capital Partners UK Limited (collectively "Company").  All significant intercompany balances and transactions have been eliminated.

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Property and equipment are stated at cost.  Significant costs of improvements are capitalized and repair costs are charged to expense as incurred.  The cost of assets sold, retired, or abandoned and the related accumulated depreciation and amortization are removed from the accounts, and any resulting gain or loss is included in earnings. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the related assets, which range from five to ten years.

No provision for federal taxes on income is required since the member reports its proportionate shares of taxable income in its respective income tax returns.  The Company is subject to certain state taxes.

**2 - Summary Of Significant Accounting Policies cont.**

In accordance with GAAP, the tax effects from an uncertain tax position can be recognized in the consolidated financial statements, only if the position is more likely than not to be sustained on audit, based on the technical merits of the position. The Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the consolidated financial statements is the largest benefit that has a greater than 50% likelihood of being realized, upon ultimate settlement with the relevant tax authority. The Company did not have any uncertain tax positions as of December 31, 2019.

The Company is no longer subject to examination by taxing authorities for years prior to December 31, 2016.

The Company's investments in common stock are classified as available for sale and reported at fair value, with unrealized gains and losses reported on the income statement. The fair value is determined by the quoted market price on the last business day of the year using prevailing financial market information.

The Company's investments in limited liability companies are stated at cost.

Revenues are recognized when the control of performed services is transferred to customers in an amount that reflects consideration the Company expects to be entitled to in exchange for those services in accordance with the terms of the engagement agreements. The company reviews its amortization policies for revenue on an annual basis.

Success Fee Revenue
Success Fee revenue represents fees charged to client when an engagement has come to a close within terms of the engagement letter agreed upon with the client. The revenues are recorded on the closing date of the transaction.

Consulting Fee Revenue
Consulting Fee revenue represents fees charged to clients when an engagement has come to a close within terms of the engagement letter agreed upon with the client.

Retainer Fee Revenue
Retainer fee revenue represents fees charged to clients for an ongoing investment advice or monthly analysis being completed leading up to a success fee. Retainer fees often are halted if the specified engagement is not being worked on during a particular month and will remain halted until work resumes on the specified project noted per the engagement letter with the client. At December 31, 2019 there were no material unearned fees related to retainer income.

Management establishes an allowance for doubtful accounts based on its knowledge of the client, historic loss experience, and current economic conditions. Losses are charged off to the allowance when management deems further collection efforts will not produce additional recoveries. Management has determined no allowance for doubtful is needed as of December 31, 2019.

In February 2016, the FASB issues ASU 842, Leases, which requires lessees to recognize most lease on their balance sheets as a right-of-use asset with a corresponding lease liability. Additional qualitative and quantitative disclosures are also required. The Company adopted the standard effective January 1,2019 using the cumulative-effect adjustment transition method, which applies to the provision of the standard at the effective date without adjusting the comparative periods presented. The Company also

**2 - Summary Of Significant Accounting Policies cont.**

adopted the practical expedient and made an accounting policy election allowing lessees to not recognize right-of-use (ROU) assets and liabilities for leases with a term of 12 months or less.

Adoption of this standard resulted in the recognition of operating lease right-of-use asset and corresponding lease liability of $571,549 on the Statement of Financial Condition at the beginning of the respective leases. The standard did not materially impact operating result or net capital. Disclosures related to the amount timing and uncertainty of cash flows arising from leases are including below.

**3 - Concentration Of Credit Risk**

The Company maintains cash accounts at two financial institutions in the United States, one in Dublin, Ireland and one in London, England and has credit risk for balances in excess of federally insured limits. There are three functional currency cash accounts in Dublin, Ireland; one is in Euros, one is in Sterling, and one is in USD. The functional currency of the cash account in London, England is Sterling. Monetary assets and liabilities are translated at exchange rates in effect at the end of the year. Revenue and expense accounts are translated at historical rates. There were no material gains or losses from the translation of Euros or Sterling into U.S. dollars for the year ended December 31, 2019.

**4 - Major Customers**

Revenue from one client amounted to approximately 49% of total revenue for the year ended December 31, 2019.

**5 - Marketable Securities And Fair Value Measurements**

Financial Accounting Standards Board Codification 820, Fair Value Measurements and Disclosures establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels: Level 1 inputs consist of unadjusted quoted prices in active markets for identical assets and have the highest priority; Level 2 inputs consist of observable inputs other than quoted market prices for identical assets; and Level 3 inputs have the lowest priority. The Company uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments. When available, the Company measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value. Level 3 inputs are used only when Level 1 and Level 2 inputs are not available.

Level 1 Fair Value Measurements
The fair value of investments in common stock shown below is based on the quoted market price of the shares held by the Company at the end of the year.

|  | Cost | Unrealized Loss | Fair Value |
|---|---|---|---|
| Cellectar Biosciences | $ 150,000 | $ (127,500) | $ 22,500 |
| EnSync Inc | 18,500 | (18,464) | 36 |
| Total | $ 168,500 | $ (145,964) | $ 22,536 |

<u>Level 3 valuation</u>
The value of investments in warrants are shown below is based on the valuation of shares held by the Company at the end of the year by issuer.

|  | Total | Unrealized Loss | Value |
|---|---|---|---|
| Farcast Warrants | $ 3,750 | $ - | $ 3,750 |
| Reibus Warrants | 23,254 | - | 23,254 |
| Total | $ 27,004 | $ | $ 27,004 |

## 6 - Lease Commitments

The Company leases office space in Chicago, Illinois under an operating lease agreement expiring February 28, 2024, with an option to extend for 5 years. The lease requires the Company to maintain as a security deposit an irrevocable letter of credit in the amount of $120,000. The Letter of Credit is provided by RiverWood bank. Rent expense, including the operating and tax expenses, was $252,434 for the year ended December 31, 2019.

XMS Capital Partners Ireland Limited ended its rental agreement in November of 2019 and currently has no rental office space in Ireland.

XMS Capital Partners UK Limited started renting "virtual" office space in 2015 on a month-to-month basis for 200 Sterling per month plus applicable value added tax.

The Company has obligations as a lessee for office space with initial noncancelable terms in excess of one year. The Company classified these leases as operating leases. These leases generally contain renewal options. Since the Company is not reasonably certain to exercise these renewal options, the optional periods are not included in determining the lease term, and associated payments under these renewal options are excluded form lease payments. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments. The Company's office space leases require to make variable payments for the Company's proportionate share of the building's property taxes, insurance and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

Operating leases are included in ROU assets and lease liabilities, on the Statement of Financial Condition. This asset and liability are recognized at the commencement date based on the present value of remaining lease payments over the lease term using the Company's incremental borrowing rates. Short-term operating leases, which have an initial term of 12 months or less, are not recorded on the balance sheet.

**6 - Lease Commitments cont.**

Other information related to leases at December 31, 2019:

Supplemental cash flow information:
      Cash paid for amounts included in the measurement of lease liabilities:
            Operating cash flow from operating leases $121,108

      ROU assets obtained in exchange for lease obligations:
            Operating leases $571,549

      Reductions to ROU assets resulting from reductions to lease obligations:
            Operating leases $124,096

Weighted average remaining least term:
      Operating leases – 4 years

Weighted average discount rate:
      Operating leases – 5.50%

Amounts disclosed for ROU assets obtained in exchange for lease obligations and reductions to ROU assets resulting from reductions to lease obligations include amounts added to or reduced from the carrying amount of ROU assets resulting from new leases, lease modifications, or reassessments. Maturities of lease liabilities under noncancelable operating leases as of December 31, 2019 are as follows:

| Year Ended December 31, | | Total |
|---|---|---|
| 2020 | $ | 124,003 |
| 2021 | | 126,898 |
| 2022 | | 129,792 |
| 2023 | | 132,687 |
| 2024 | | 22,195 |
| | | |
| Total undiscounted least payments | | 535,575 |
| Imputed Interest | | (82,129) |
| Total lease liabilities | $ | 453,446 |

The total expense for the year ended December 31, 2019 relating to the office lease was $256,875.


**7 - Letter of Credit**

In March of 2019, the Company entered into an unsecured letter of credit with RiverWood Bank for $120,000. The letter of credit bears interest at 5.00% with an expiration date of March 2, 2020. At December 31, 2019, no amounts have been drawn on the letter of credit.

### 8 - Defined Contribution Plan

The Company sponsors a defined contribution plan in connection with its agreement with a co-employer that covers all eligible employees of the Company, as defined in the plan. As of December 31, 2019 the employer contributions totaled $56,674.

### 9 - Commitments

The Company is expecting to make discretionary distributions to the members in first or second quarter of 2020. The amount is expected to be approximately $1,200,000 to cover 2019 income tax expense to the partners and normal distributions.

### 10 - Related Party Transactions

The Company has related party transactions with its affiliate XA Investments, LLC. XA Investments, LLC is a subsidiary of XMS Holdings, LLC, which is the parent company to XMS Capital Partners, LLC. The transactions are primarily comprised of advances for payroll, rental space expense and various office expenses. As of December 31, 2019, the amount due was $8,991,853. XAI has begun to generate revenue as of October 2017. The members of XMS Holdings LLC have committed to making capital contributions to XAI if needed.

### 11 - Net Capital Requirements

Net Capital Requirements are only calculated on XMS Capital Partners USA entity. XMS Capital Partners USA is subject to the Securities and Exchange Act of 1934 Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). XMS Capital Partners USA's net capital requirement is the greater of $5,000 or 6 2/3% of the total aggregate indebtedness, calculated to be $27,810. As of December 31, 2019, XMS Capital Partners USA had net capital of $3,098,721 as calculated in accordance with Rule 15c3-1, which was $3,070,911 in excess of its required net capital. XMS Capital Partners USA's aggregate indebtedness to net capital ratio was 0.13 to 1.

# SUPPLEMENTAL INFORMATION

*NOTE: XMS is exempt from the provision of the SEC Rule 15c3-3 pursuant to subparagraph k(2)(i) of that rule and therefore the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3 and the Informotion Relating to the Possession or Control Requirements under Rule 15c3-3 hove not been provided.*

## XMS CAPITAL PARTNERS, LLC
## AND SUBSIDERIES
COMPUTATION OF CONSOLIDATED NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2019

**Net Capital consolidated**

| | | |
|---|---|---|
| Total member's equity | | $ 14,193,913 |
| Deduct members' equity not allowable for net capital | | - |
| Total members' equity qualified for net capital | | 14,193,913 |
| Add: | | |
| No additional items to add | | - |
| Total capital and allowable subordinated borrowings | | 14,193,913 |
| Deductions and/or charges: | | |
| Nonallowable assets: | | |
| Property and equipment | 47,977 | |
| | - | |
| Receivables and other assets | 9,661,171 | |
| Haircuts on securities: | | |
| Money market funds | 812 | |
| Investment | 99,540 | |
| | | 9,809,500 |
| **Total Net Capital** | | $ 4,384,413 |

**Aggregate Indebtedness**

| | | |
|---|---|---|
| Items included in statement of financial condition: | | |
| Capital lease obligations | | $ 4,084 |
| Other accounts payable and accrued expenses | | 250,909 |
| **Total Aggregate Indebtedness** | | $ 254,993 |

**Computation of Basic Net Capital Requirement**

| | | |
|---|---|---|
| Minimum Net Capital Required | | $ 17,000 |
| Excess Net Capital | | $ 4,367,414 |
| Ratio: Aggregate Indebtedness to Net Capital | | .06 to 1 |

Reconciliation with XMS's Computation

| | | |
|---|---|---|
| Net Capital, as reported in Company's Part II (unaudited) FOCUS report | | $ 3,098,721 |
| Consolidation adjustment | | 1,285,692 |
| Net Capital per above | | $ 4,384,413 |

# XMS CAPITAL PARTNERS, LLC
## U.S. ONLY
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION – U.S. ONLY
DECEMBER 31, 2019

**Net Capital**

| | | |
|---|---:|---:|
| Total member's equity | | $ 13,543,421 |
| Deduct members' equity not allowable for net capital | | - |
| Total members' equity qualified for net capital | | 13,543,421 |
| Add: | | |
| No additional items to add | | - |
| Total capital and allowable subordinated borrowings | | 13,543,421 |
| Deductions and/or charges: | | |
| Nonallowable assets: | | |
| Property and equipment | 47,977 | |
| Receivables and other assets | 9,623,030 | |
| Haircuts on securities: | | |
| Money market funds | 812 | |
| Investment | 772,881 | |
| | | 10,444,700 |
| **Total Net Capital** | | $ 3,098,721 |

**Aggregate Indebtedness**

| | | |
|---|---:|---:|
| Items included in statement of financial condition: | | |
| Capital lease obligations | | $ 4,084 |
| Other accounts payable and accrued expenses | | 413,063 |
| **Total Aggregate Indebtedness** | | $ 417,147 |

**Computation of Basic Net Capital Requirement**

| | | |
|---|---:|---:|
| Minimum Net Capital Required | | $ 27,810 |
| Excess Net Capital | | $ 3,070,911 |
| Ratio: Aggregate Indebtedness to Net Capital | | .13 to 1 |

Reconciliation with Company's Computation (included in Part II of Form X-17a-5 as of December 31, 2017)

| | | |
|---|---:|---:|
| Net Capital, as reported in Company's Part II (unaudited) FOCUS report | | $ 3,098,721 |
| No audit adjustments | | |
| Net Capital per above | | $ 3,098,721 |



Dunleavy
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
XMS Capital Partners, LLC and Subsidiaries

We have reviewed management's statements, included in the accompanying exemption report, in which (1) XMS Capital Partners, LLC and Subsidiaries identified the following provisions of 17 C.F.R. section 15c3-3(k) under which XMS Capital Partners, LLC and Subsidiaries claimed an exemption from 17 C.F.R. section 240.15c3-3(k)(2)(i) (exemption provisions) and (2) XMS Capital Partners, LLC and Subsidiaries stated that XMS Capital Partners, LLC and Subsidiaries met the identified exemption provisions throughout the most recent fiscal year without exception. XMS Capital Partners, LLC and Subsidiaries management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about XMS Capital Partners, LLC and Subsidiaries's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
February 26, 2020

Phone 708.489.1680 Fax 847.750.0490 I dscpagroup.com
9645 W. Lincolnway Lane, Suite 214A I Frankfort, IL 60423
2639 Fruitville Road, Suite 303 I Sarasota, FL 34237

XMS
CAPITAL PARTNERS

February 26, 2020

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

- XMS Capital Partners, LLC is a broker/dealer registered with the SEC and FINRA.

- XMS Capital Partners, LLC claimed an exemption under paragraph (k)(2)(i) of Rule 15c3-3 for the year ended December 31, 2019.

- XMS Capital Partners, LLC is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(i) of the rule, of which, the identity of the specific conditions are as follows:

    - The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer who, carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with his activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and his customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers".

- XMS Capital Partners, LLC has met the identified exemption provisions in paragraph (k)(2)(i) of Rule 15c3-3 throughout the year ended December 31, 2019 without exception.

- XMS Capital Partners, LLC has not recorded any exceptions to the exemption provision in paragraph (k)(2)(i) of Rule 15c3-3 for the year ended December 31, 2019

The above statements are true and correct to the best of my and the Firm's knowledge.

Signature: [signature]

Name and Title: Theodore Brombach Managing Partner

321 N. Clark St., Suite 2440, Chicago, IL 60654
Phone (312) 262-5642